SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

News release on Changes to the Board – March 23rd 2005

FNX Mining Announces Board Changes

TORONTO, ONTARIO— March 23, 2005.  FNX Mining Company Inc. (FNX-TSX/AMEX)  announces that effective March 1, 2005 the Honourable Frank McKenna, P.C., Q.C., has resigned from the Company’s Board of Directors to assume the role of Canadian Ambassador to the United States.

The Company also announces the appointment of Mr. Ronald P. Gagel, C.A., to the Board of Directors, effective March 16, 2005. Mr. Gagel is a chartered accountant with more than 25 years of professional experience predominatly in the natural resource sector. From 1988 to 2004 Mr. Gagel was at Aur Resources Inc., initially as Director of Corporate Finance and, from 1999 to 2004, as Vice-President and Chief Financial Officer. Mr. Gagel will serve on the Audit Committee.

Terry MacGibbon, President and CEO of FNX Mining, stated “Frank McKenna has made a major contribution to FNX Mining and, while we regret his resignation, we are proud that he has assumed such a prominent role on such an important stage. The FNX Directors and I thank him for his sage advice and contribution to the Company’s development and wish him all the best in his return to public service”.

“We also welcome the appointment of Ron Gagel to the Board of Directors. The Company will greatly benefit from Ron’s extensive experience in the mining sector and he will add financial expertise to the Board and the Audit Committee”.

FNX Mining is a profitable nickel, copper and precious metal producer, developer and explorer based in Canada’s historic Sudbury mining camp. Additional information about the Company is available at www.fnxmining.com.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com